PUNDION LLC

AUDITED STATEMENT
OF FINANCIAL CONDITION

DECEMBER 31, 2025

AVAILABLE FOR PUBLIC INSPECTION

"A" - "א"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68784

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Pundion LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

230 Park Avenue, 4th FL
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Yael Mantsour		
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd. Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3/24/2009	3407
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

נוטריון
דוד קולבובסקי
DAVID KOLBOVSKY
NOTARY * NOTAIRE

נוטריון
דוד קולבובסקי
DAVID KOLBOVSKY
NOTARY * NOTAIRE



Serial No **15/2026**

Form No. 1

מס׳ סידורי **15/2026**

טופס מס׳ 1

AUTHENTICATION OF SIGNATURE

אימות חתימה

I, the undersigned, David Kolbovsky Notary holding license no. 2001801 hereby certify that on **15.02.2026** appeared before me at my offices located at 68 Herzl St. Rishon Lezion, Israel Mrs. **Yael Mantsour**

☐ who is known to me personally

☒ whose identity has been proven to me by Israeli ID card number **043160902** issued on 11.01.2024.

And I am convinced that the person standing before me understood fully the significance of the action and voluntarily signed the attached document marked with the letter/number **"A"**.

In witness whereof I hereby authenticate the signature of Mrs. **Yael Mantsour** by my own signature and seal this day **15.02.2026**.

Notary fee 323 NIS.

אני החתום מטה דוד קולבובסקי, נוטריון בעל רישיון מספר 2001801 מאשר כי ביום **15.02.2026** ניצבה לפניי במשרדי שבמען רחוב הרצל 68 ראשון לציון,ישראל מרת **יעל מנצור**

☐ מוכרת לי באופן אישי

☒ שזהותה הוכחה לי על פי תעודת זהות ישראלית מספר **043160902** שהונפקה ביום 11.01.2024.

ושוכנעתי כי הניצבת לפניי הבינה הבנה מלאה את משמעות הפעולה וחתמה מרצונה החופשי על המסמך המצורף והמסומן באות/מספר א.

לראיה אני מאמת את חתימתה של מרת **יעל מנצור** בחתימת ידי ובחותמי, היום **15.02.2026**.

שכר נוטריון 323 שקלים חדשים.



חותם הנוטריון
Notary's Seal

חתימה
Signature

OATH OR AFFIRMATION "A" - "א"

I, Yael Matsar, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Pundion LLC as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

נוטריון
דוד קולבובסקי
DAVID KOLBOVSKY
NOTARY * NOTAIRE

15. 02. 2026

Signature: Yael Matsar

Title:
Director of Finance

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to ~~consolidated~~ financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Pundion LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pundion LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Pundion LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Pundion LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Pundion LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as Pundion LLC's auditor since 2016.
Chicago, Illinois
February 17, 2026

PUNDION LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	9,577,952
Due from broker	34,834,862
Exchange fee receivable	13,782,117
Securities owned, at fair value	15,525,164
Prepaid expenses	450,719
Long term assets	50,000
TOTAL ASSETS	$ 74,220,814

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Securities sold, not yet purchased, at fair value	$ 6,326,097
Accounts payable and accrued expenses	1,912,633
Total liabilities	8,238,730

Member's equity:

Total member's equity	65,982,084
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 74,220,814

The accompanying notes are an integral part of this financial statement.

PUNDION LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Pundion LLC (the "Company") was formed in the State of Delaware in February, 2011. The Company is a 100% owned subsidiary of Istra LLC (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a member of various other exchanges, is a member of the Securities Investor Protection Corporation ("SIPC") and FINRA. The Company performs proprietary trading of exchange listed securities. The Company does not refer or introduce customers to other broker dealers and does not hold or maintain funds or securities or provide clearing services for other broker-dealers.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenue is recognized in the period the fees are earned and securities transactions, if any, are recorded on the trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity for tax purposes and is not subject to Federal, state or local income taxes. All items of income, expenses, gains and losses are reportable by its Parent for tax purposes. The Company has no unrecognized tax benefits at December 31, 2025.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company accounts for income taxes under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce member's capital.

Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open tax years (current or prior three).

Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value:

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

- Level 2. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The inputs used to measure fair value may fall into different level of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company values its positions based on the following principles and method of valuation: Equities securities listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are recognized in Level 1 of the fair value hierarchy. Preferred, other equities and fixed income securities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Securities sold short, not yet purchased represent obligation to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the securities sold short in excess of the proceeds received.

At December 31, 2025, the Company had equity securities owned totaling $15,525,164 and equity securities sold not yet purchased totaling $6,326,097 which were Level 1 assets and liabilities, respectively. The Company had no Level 2 or Level 3 assets or liabilities that were required to be disclosed according to FASB ASC 820.

ASC Topic 326 – Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, "Measurement of Credit Losses on Financial Instruments: ("ASU 2016-13"), creating ASC Topic 326 - Financial Instruments – Credit Losses ASU 2016-13 is intended to improve financial reporting by requiring timelier recording of credit losses on financial assets measured at amortized cost basis including, but not limited to loans, net investments in leases and off-balance sheet credit exposures. ASU 2016-13 eliminates the probable initial recognition threshold under the current incurred loss methodology for recognizing credit losses, ASU 2016-13 requires the measurement of all expected credit losses for

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

financial assets held at the reporting date over remaining contractual life (considering the effect of prepayments) based on historical experience, current conditions, and reasonable and supportable forecasts. The Company will incorporate forward-looking information and macroeconomic factors into its credit loss estimates. ASU 2016-13 requires enhanced disclosures to help investors and other financials statement users to better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio.

In May 2019, the FASB issues ASU 2019-05, "Financial Instruments – Credit Losses" ("ASC 2019-05"), to provide targeted transition relief upon the adoption of ASU 2016-13. The amendment provides an entity with the option to irrevocably elect the fair value option on certain financial assets on transaction. ASU 2016-13 and its subsequent interim periods is effective for annual reporting periods. The Company adopted ASU 2016-13 and its subsequent amendments in 2020, applying the modified retrospective approach did not have material impact on the company's statement of financial condition as of December 31, 2025. The Company has not recorded any allowance for credit losses at December 31, 2025.

NOTE 2 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company's net capital and net capital requirement were $55,670,258 and $1,000,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.0216 to 1.

NOTE 3- RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent wherein the Parent provides use of its intellectual property for use in algorithmic trading, certain administrative services, and the use of certain office space. In exchange for these services the Company is billed a representative allocation of direct expenses based on human resources and other related factors.

As of December 31, 2025, the Company had no amounts payable to the Parent for services rendered during 2025, which would otherwise be included in accounts payable and accrued expenses on the statement of financial condition

NOTE 4-SIGNIFICANT GROUP CONCENTRATION OF RISK

As of December 31, 2025, the Company did not enter into financial transactions where the risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

At December 31, 2025, a significant credit concentration consisted of approximately $39,061,000 with one of the Company's Clearing Broker dealers. In addition, the Company had a credit concentration of approximately $4,973,000 with an additional clearing broker dealer. The Company has a significant credit concentration at a bank with deposits exceed FDIC insured limits by approximately $9,100,000. The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business. Management believes the Company is not exposed to any significant credit risk.

NOTE 5- COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2025 or during the year then ended.

NOTE 6- GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2025 or during the year then ended.

NOTE 7- FINANCIAL INSTRUMENTS

ASC 815, Derivatives and Hedging requires qualitative disclosures about objectives and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

NOTE 8- CLEARING AGREEMENT

The Company has a Joint Back Office ("JBO") clearing agreement with BofA Securities Inc. ("BofA Securities"). This agreement allows JBO participants to receive favorable margin treatment compared to the full margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in Floating Rate Preferred shares of BofA Securities, which are reflected under Long term assets on the Statement of Financial Condition. Under FINRA Rule 4210, the agreement requires the Company to maintain a minimum net liquidity equity of $1 million with BofA Securities.

NOTE 9-SUBSEQUENT EVENTS

The statement of financial condition was approved by management and available for issuance on February 17, 2026. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's financial statement.